March 16, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form 10
(Commission File No. 001-36663)

Ladies and Gentlemen:

NexPoint Residential Trust, Inc., a Maryland corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on March 18, 2015 at 4.00 p.m., Eastern time, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, the reasons for this request are as follows: on March 10, 2015, the board of directors of NexPoint Credit Strategies Fund, a Delaware statutory trust (“NHF”), took several actions in connection with the spin-off of the Company from NHF, including establishing the distribution ratio for the spin-off, and setting a record date of March 23, 2015 and a distribution date of March 31, 2015. NHF and the Company wish to commence the process of printing and mailing the information statement relating to the spin-off as soon as possible following the record date.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Charlie Haag of Jones Day at 214.969.5148 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

NEXPOINT RESIDENTIAL TRUST, INC.

By:	/s/ Brian Mitts
Brian Mitts
Chief Financial Officer, Executive VP-Finance, Treasurer and Chairman of the Board